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                                                                     [EXHIBIT 5]

    CONTACTS:  JIM GALLAGHER      GEORGE SARD/PAUL VERBINNEN
               212/258-1261       SARD VERBINNEN & CO.
                                  212/687-8080


ITT REJECTS HILTON OFFER AS INADEQUATE, SAYS INTERESTS OF
SHAREHOLDERS BEST SERVED BY ITT'S CONTINUED INDEPENDENCE

REAFFIRMS FOCUS ON CORE LODGING AND GAMING OPERATIONS;
EXPLORING WAYS TO REALIZE VALUE OF NON-CORE ASSETS
______________________________________________________


         NEW YORK, FEBRUARY 12, 1997 -- ITT Corporation (NYSE: ITT) today announced that its Board of Directors voted unanimously to recommend that ITT shareholders reject Hilton's $55 per share partial tender offer and the proposed second-step "squeeze out" merger as inadequate and not in the best interests of ITT shareholders.

         The Board stated that the interests of ITT shareholders, as well as ITT employees, suppliers, creditors, customers and the communities in which it operates would best be served by the Company remaining independent.

         In its recommendation to ITT shareholders, the Board cited, among other things:

    *    Hilton's offer does not reflect the inherent value of ITT.

    * The opinions of its financial advisors, Goldman Sachs and Lazard Freres, that the Hilton offer is inadequate.

    * Continued pursuit of ITT's strategic plan, including refinements that may result from management's ongoing review, will produce greater short-term and long-term value for ITT shareholders than the proposed Hilton transactions.

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    *    Potential competition, cannibalization and conflicts among U.S. and overseas properties managed by Sheraton, Hilton and Ladbroke.

    * Hilton's proposed arrangement with HFS to license the Sheraton and Four Points names for franchising, which could lead to termination of numerous contracts.

    * The coercive nature of Hilton's two-tier, front-end loaded offer which is intended to compel ITT shareholders to tender into the offer to avoid receiving Hilton stock in the proposed second-step squeeze out merger.

    *    Potential antitrust and gaming law issues.

         ITT said it intends to continue building the world's premier lodging and gaming company by focusing on the Sheraton and Caesars brands. In reaffirming its strategic plan to focus on lodging and gaming, ITT said it is reviewing various options to increase the value of the company, including monetizing or otherwise realizing the value of ITT's non-core assets.

         "The issue is creating shareholder value, both short- and long-term," said Rand V. Araskog, Chairman and Chief Executive of ITT. "The actions we will take acknowledge both time frames and our commitment to focus on hotels and gaming. This approach will increasingly highlight our strong performance at Sheraton and Caesars. We plan to deploy our financial resources only to those assets that produce superior current and future earnings growth."

         Araskog said, "There are serious business conflicts which have always confronted a Sheraton/Hilton combination -- owning and managing multiple hotels under each brand in dozens of the same cities creates material conflicts of interest. These conflicts would be even more serious now that Hilton has entered into a global alliance with Ladbroke. In addition, Hilton's proposed relationship with HFS -- which franchises economy, limited-service lodging brands such as Super 8 Motels, Days Inn and Knights Inn -- raises serious questions. Being forced to deal with HFS would

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devalue the premium Sheraton brand and could antagonize many property owners who have contracted with ITT to manage or franchise their properties around the world."

         Robert A. Bowman, ITT President and Chief Operating Officer, said, "Operations drive earnings and earnings drive shareholder value. Last year, Sheraton outperformed its upscale hotel peer group, according to Smith Travel Research. We expect continued improvement in lodging results based on our extensive refurbishment program, the prime locations of our properties, continuing productivity gains, pricing leverage produced by our global reservation system and our strong brand. In gaming, our core Caesars World properties achieved growth and improved margins in 1996 -- even as we began major renovations at Caesars Palace and Caesars Atlantic City in the second half of the year. We expect accelerated earnings growth in gaming as these construction projects are completed."

         As part of its response to Hilton's offer, ITT today is filing counterclaims to the litigation Hilton previously filed against it in Nevada Federal Court. ITT is seeking to enjoin the offer because of Hilton's misappropriation and misuse of confidential ITT information, including information obtained in violation of a 1996 confidentiality agreement between ITT and Bally Entertainment, now part of Hilton. Alternatively, ITT seeks to compel Hilton to disclose information about its offer required under federal securities laws.

         ITT Corporation had 1996 sales of approximately $6.6 billion. Its core assets include ITT Sheraton, one of the world's largest hotel companies with approximately 410 hotels and resorts in 60 countries and Caesars World, the leading brand name in the gaming industry, with major casinos in Atlantic City, Las Vegas and Lake Tahoe. Other assets include ITT Educational Services, ITT World Directories and ownership interests in Madison Square Garden in partnership with Cablevision and in WBIS+ in partnership with Dow Jones.